SFS Series Trust

633 Rogers Street, Suite 106

Downers Grove, IL 60515

Rafferty Capital Markets, LLC

1010 Franklin Avenue, Third Floor

Garden City, NY 11530

December 8, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Scott W. Lee

RE:	Pre-Effective Amendment No. 2 to the Registration Statement filed for the N-1A Filing (File number 333-240338) of Hercules Fund (the “Fund”), the initial series of the SFS Series Trust (the “Trust”)

Dear Mr. Lee:

On behalf of the above referenced Registrant and its principal underwriter, Rafferty Capital Markets, LLC, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A/A filed on November 24, 2020 be accelerated to December 15, 2020, as of 4:00 p.m. Eastern Time.

Thank you for your prompt attention to the request for acceleration. Please contact John H. Lively at 913-660-0778 or Wade Bridge at 513-304-5605 if you have any questions or need further information.

/s/ Nilesh Sundrania	/s/ Tom Mulrooney
Nilesh Sudrania	Tom Mulrooney
President and Treasurer	Managing Director
SFS Series Trust	Rafferty Capital Markets, LLC